Filed Pursuant to Rule 424(b)(3)
Registration No. 333-231736

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 7, 2019)

2,863,768 Units of Stapled Securities

representing

2,863,768 Ordinary Shares and

$494,314,994.48 original issuance amount of

1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030

655,094 Ordinary Shares

Vantage Drilling International

Stapled Securities and Ordinary Shares

This is supplement no. 1 to the prospectus dated June 7, 2019 that relates to the offer and resale of up to (a) an aggregate of 2,863,768 units of stapled securities (the “Stapled Securities”) (including the ordinary shares of Vantage Drilling International (the “Ordinary Shares” or “New Shares”) (i) forming a part thereof that may become separated therefrom as described in the prospectus and (ii) that are issuable upon the conversion of the Notes (as defined below) forming a part thereof) and (b) an aggregate of 655,094 Ordinary Shares that are not part of any Stapled Securities, of Vantage Drilling International by the selling holders identified in the prospectus. As of February 10, 2016, the original issuance date thereof, each Stapled Security initially represented one Ordinary Share and an original issuance amount of $172.61 principal amount of 1%/12% Step-Up Senior Secured Third Lien Convertible Notes due 2030 (the “Notes” or “Convertible Notes”), in each case subject to adjustment as further described in the prospectus. Interest on the Notes accrues at a rate of 1% per year from February 10, 2016, the issue date of the Notes, through, but not including, the fourth anniversary of February 10, 2016. From and after the fourth anniversary of February 10, 2016 and through the maturity date of the Notes, interest will accrue at a rate of 12% per year. Interest on the Notes is payable in kind, semi-annually (in arrears) on June 30 and December 31 of each year by increasing the outstanding principal amount of the Notes. The Notes are mandatorily convertible, in whole or in part, into Ordinary Shares upon the occurrence of certain events enumerated in the indenture governing the Notes, as further described in the prospectus. Accordingly, the Notes, or portions thereof, may be converted into Ordinary Shares without the consent of the holder thereof in certain circumstances, as further described in the prospectus. We are not selling any Stapled Securities or Ordinary Shares under this prospectus. We will not receive any proceeds from the sale of Stapled Securities or Ordinary Shares being offered by the selling holders.

The selling holders may offer Stapled Securities and Ordinary Shares from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” in the prospectus at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling holders may sell Stapled Securities or Ordinary Shares through agents they select or through underwriters and dealers they select. The selling holders also may sell Stapled Securities or Ordinary Shares directly to investors. If the selling holders use agents, underwriters or dealers to sell the Stapled Securities or Ordinary Shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

Our Stapled Securities are quoted on the Over-The-Counter Bulletin Board (the “OTCBB”) and on the Over the Counter Pink Market (“OTC Pink”) under the symbol “VTGGF.” On June 21, 2019, the last reported bid price per Stapled Security was $234.00.

Recent Developments

We have attached to this prospectus supplement the Form 8-K of the Company filed on June 24, 2019. The attached information updates and supplements, and should be read together with, the Company’s prospectus dated June 7, 2019, as supplemented from time to time.

Investing in our Stapled Securities and Ordinary Shares involves risks. See the section entitled “Risk Factors” in the prospectus and in our annual report on Form 10-K for the year ended December 31, 2018, as amended by our annual report on Form 10-K/A for the year ended December 31, 2018 (as so amended, the “Annual Report”), and our subsequent filings with the Securities and Exchange Commission, which are incorporated by reference therein, for a discussion of certain risks that you should consider before buying our Stapled Securities or Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 24, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 21, 2019 (June 20, 2019)

Vantage Drilling International

(Exact name of registrant as specified in its charter)

Cayman Islands	333-231736	98-1372204
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Vantage Energy Services, Inc.

777 Post Oak Boulevard, Suite 800

Houston, TX 77056

(Address of principal executive offices) (Zip Code)

(281) 404-4700

(Registrant’s telephone number, including area code)

(Not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01. Entry into a Material Definitive Agreement.

On June 20, 2019, Vantage Deepwater Company (“VDEEP”) and Vantage Deepwater Drilling, Inc. (“VDDI”), both wholly-owned subsidiaries of Vantage Drilling International (the “Company”), entered into an agreement (the “Agreement”) with Petroleo Brasileiro S.A. (“Petrobras”) and its subsidiaries Petrobras America, Inc. (“PAI”) and Petrobras Venezuela Investments & Services, BV (“PVIS” and, together with Petrobras and PAI, the “Petrobras Parties”), relating to the arbitration award (the “Award”) issued in favor of VDEEP and VDDI in connection with their wrongful termination claims against PAI and PVIS in respect of the Agreement for the Provision of Drilling Services for the Titanium Explorer dated February 4, 2009, between PVIS and VDEEP and which had been novated to PAI and VDDI.

Pursuant to the Agreement, PVIS agreed to pay VDEEP $690,810,875.21 and PAI agreed to pay VDDI $10,128,564.79 (collectively, the “Payments”), in full satisfaction and payment of the Award and the related judgment entered by the United States District Court in the Southern District of Texas confirming the Award. Neither party released any of its claims, except for certain claims in respect of certain pre-judgement attachments made by VDEEP and VDDI on certain assets of PVIS and Petrobras in the Netherlands. VDEEP and VDDI received the Payments on June 21, 2019.

The description set forth above is qualified in its entirety by the full text of the Agreement, attached as Exhibit 10.1 hereto.

In light of the retention by the Petrobras Parties of their rights, including the right to appeal the U.S. judgment, the Petrobras Parties may assert a claim for the return of all or a portion of the Payments made to satisfy the Award in the event the U.S. judgment is overturned on appeal. The Company can provide no assurances as to the ultimate outcome of any such appeals. In addition, the Payments received by VDEEP and VDDI will be subject to reductions due to currently owed and future legal fees (including, among others, a contingency fee equal to 10% of the Payments) and any applicable taxes. Accordingly, no assurances can be given as to the amount of the Payments to be ultimately realized by the Company.

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks, uncertainties and assumptions, including the Company’s ability prevail in the defense of any appeal by Petrobras due to legal, procedural and other risks associated with enforcing arbitration awards in these circumstances or as disclosed from time to time in the Company’s filings with the Securities and Exchange Commission. Moreover, any final recovery may be taxable and will be subject to reduction for legal expenses. As a result of these factors, actual results may differ materially from those indicated or implied by such forward-looking statements. The Company disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit

10.1	Agreement among VDEEP, VDDI, Petrobras, PAI and PVIS, dated June 20, 2019, relating to the arbitration award issued in favor of VDEEP and VDDI.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2019

VANTAGE DRILLING INTERNATIONAL

/s/ Douglas E. Stewart
Douglas E. Stewart
Vice President, General Counsel and Corporate Secretary

Exhibit 10.1

I’m writing to confirm the agreement we have reached on behalf of (a) Vantage Deepwater Company (“VDEEP”) and Vantage Deepwater Drilling, Inc. (“VDDI”) (collectively, “Vantage”) on the one hand, and (b) Petrobras America Inc. (“PAI”), Petrobras Venezuela Investments & Services, BV (“PVIS”), and Petróleo Brasileiro S.A.—Petrobras (“Petrobras Brazil”) (collectively, “Petrobras”) on the other hand (collectively, the “Parties,” and each individually a “Party”).

This agreement is with respect to (1) the award issued on June 29, 2018, in the arbitration between the Parties administered by the International Centre for Dispute Resolution as Case No. 01-15-0004-8503 (the “Award”); (2) the final judgment (the “US Judgment”) entered on May 22, 2019, in the United States District Court in the Southern District of Texas in Civil Action No. 4:18-CV-2246 (the “US Enforcement Action”); (3) certain liens obtained by Vantage against Petrobras in Louisiana pertaining to invoices issued for the payment of work with respect to the Chinook campaign (the “Louisiana Liens”); (4) certain pre-judgment attachments levied by Vantage on August 27, 2018, over certain Petrobras assets in the Netherlands (the “Dutch Attachments”) with respect to a proceeding that Vantage initiated in the Amsterdam District Court in the Netherlands; (5) the action for recognition and enforcement of the Award in the Netherlands initiated by Vantage on November 15, 2018, in The Hague Court of Appeal (the “Dutch Enforcement Action”); (6) US$562 million deposited by PAI on May 1, 2019, in a bank account subject to the US Court’s jurisdiction pursuant to a stipulation between Vantage and Petrobras in the US Enforcement Action (the “US Deposit”); and (7) the notice of appeal filed by Petrobras on June 19, 2019 in the US Enforcement Action (the “US Appeal”).

Specifically, the Parties hereby agree as follows:

1.

Payment. On or before June 21, 2019, at 4:00 P.M. Eastern Time, by wire transfer in accordance with the instructions below, at Paragraph 8, PVIS shall pay to VDEEP the sum of US$690,810,875.21, and PAI shall pay to VDDI the sum of US$10,128,564.79 (collectively, the “Payments”).

2.

Satisfaction of the Award and US Judgment. The Parties acknowledge and agree that the actual deposit in the VDEEP account designated below of the entire US$690,810,875.21 paid by PVIS and the actual deposit in the VDDI account designated below of the entire US$10,128,564.79 paid by PAI (together, the “Receipt of Payments”) is intended by Petrobras and shall be accepted and acknowledged by Vantage to be in full satisfaction and payment of (i) the Award and (ii) the US Judgment.

3.

US Deposit, Dutch Attachments, and Louisiana Liens. Upon VDEEP’s and VDDI’s Receipt of Payments, the Parties will take the steps necessary to eliminate the restrictions imposed on the US Deposit, to lift the Dutch Attachments, and to cancel the Louisiana Liens, including by (a) the Parties promptly filing the Agreed Stipulation and Order Regarding Account Maintained By Petrobras America Inc. and Vantage executing the Satisfaction of Arbitral Award and Final Judgment in substantially the forms attached hereto, and (b) Vantage promptly submitting a letter to bailiff in the Netherlands in substantially the form attached hereto.

4.

Stay of Dutch Enforcement Action. Upon VDEEP’s and VDDI’s Receipt of Payments, the Parties agree to a stay of the Dutch Enforcement Action until such time as there is a final, non-appealable judgment in the US Enforcement Action or until such time as Petrobras contends that a claim for reimbursement of all or any part of the Payments has accrued, whichever is earlier, and the Parties will cooperate in good faith to petition the Dutch Court to enter such a stay in accordance with this agreement, including by promptly submitting a letter to The Hague Court of Appeals in substantially the form attached hereto.

5.

Waiver of claims in connection with the Dutch Attachments. In connection with the lifting of the Dutch Attachments, PAI, PVIS, and Petrobras Brazil, on behalf of themselves and on behalf of their subsidiaries and affiliates, forever release, relinquish, waive, and forever discharge any and all claims which they asserted or could have asserted arising out of the Dutch Attachments, against VDEEP, VDDI, Vantage Drilling International, and any other subsidiary or affiliate of Vantage Drilling International, as well as their respective owners, officers, predecessors, present or former affiliates, successors, and assigns. Likewise, VDEEP, VDDI, Vantage Drilling International, on behalf of themselves and on behalf of their subsidiaries and affiliates, forever release, relinquish, waive, and forever discharge any and all claims which they asserted or could have asserted against PAI, PVIS, and Petrobras Brazil arising out of the Dutch Attachments. For the avoidance of doubt, the foregoing does not waive or release any rights or obligations that arise independently of the Dutch Attachments.

6.

No Release or Waiver of Rights. Except as provided in Section 5 hereof, neither Vantage nor Petrobras are generally releasing the other with respect to any rights or liabilities that may currently exist as between or among any of them. Moreover, other than as expressly provided in this Agreement, none of the Parties waives or modifies any rights it may have with respect to the Award or the US Judgment, including any right Petrobras has to pursue the US Appeal from the US Judgment and Vantage’s right to oppose such appeal, except on the ground that the entry into and performance of this agreement renders such appeal moot. The Parties acknowledge and agree that in the event a final decision by the Fifth Circuit gives rise to a claim for recovery by Petrobras of all or any portion of the Payments, no prejudgment interest on such a claim will commence running until after such decision. The Parties further acknowledge and agree that nothing contained herein shall limit or condition VDEEP’s and VDDI’s use of their respective shares of the Payments, and Petrobras shall not have any right to challenge such use. Without limiting the foregoing, Petrobras acknowledges that VDEEP and VDDI may use their respective shares of the Payments for general corporate purposes, including satisfaction of debt. For the avoidance of doubt, nothing is stated herein as to Brazilian improbity action, which means it proceeds unchanged. This email and its attachments constitute the entire agreement and understanding among the Parties regarding these matters, and all prior negotiations, proposals, and understandings among the Parties as to these matters are expressly merged into and superseded by this agreement and its attachments. The Parties expressly disclaim any reliance on any representation, statement, or omission made by any person including, but not limited to, any other Party or any agent, attorney, or representative of any other Party relating in any way to this agreement.

7.

Dispute Resolution. Any dispute involving this agreement, shall be submitted to the exclusive jurisdiction of the court that heard the US Enforcement Action, and the Parties agree that any order, process, notice of motion, or other application to or by such court on the Parties by hand delivery, email (with delivery confirmation), or certified mail (return receipt requested).

8.	Wire Instruction. The Payments set out in Paragraphs 1 and 2 shall be directed as follows:

Wiring instructions for VDEEP:

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Wiring instructions for VDDI:

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